

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 19, 2023

Russel Leaf
Counsel to the Participants
Willkie Farr & Gllagher LLP
787 Seventh Avenu
New York, NY 10019-6099

>    **Re:  Cano Health, Inc.**
>
>    **PREC14A Preliminary Proxy Statement on Schedule 14A**
>    **Filed on May 10, 2023 by Barry Sternlicht et al.**
>    **File No. 001-39289**

Dear Russel Leaf:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information and/or amending the filing.  If you do not believe our comments apply to your facts and circumstances, please advise us why in a response.

After reviewing any response to these comments, we may have additional comments.

PREC14A - Preliminary Proxy Statement on Schedule 14A

General

1.     Under Rule 14a-3(a) of Regulation 14A, no solicitation shall be made unless each person solicited is concurrently furnished or has previously been furnished with a proxy statement as defined in Rule 14a-1(g) (or functional equivalent thereof).  The Former Directors, as defined in the above-captioned proxy statement, have made Schedule 13D submissions and/or issued associated letters directed to shareholders' attention such as those dated April 10, 2023, April 17, 2023, and April 26, 2023.  Despite the inclusion of statements within these documents that potentially could be interpreted as being reasonably calculated to result in the procurement, withholding or revocation of a proxy, the following communications were not treated as soliciting material furnished to shareholders in reliance on Rule 14a-12:

• "Turning around Cano begins with putting the right people in the right positions. First

and foremost, it is crystal clear to us that Cano needs to replace Dr. Hernandez."
• "A second priority of ours is helping to reconstitute the Board."
• "[The former directors are] prepared to promptly submit a notice seeking, among other things, to nominate high-integrity and well-qualified directors at the Annual Meeting and bring forth other proposals, including the removal of one or more directors."
• "[The former directors reiterate their] Demand that the Board Respect the Wishes of Shareholders by Making Necessary Leadership Changes or Reopening the Window to Nominate Director Candidates and Submit Proposals at 2023 Annual Meeting."

Please provide us with the legal analysis upon which the Former Directors relied to ostensibly conclude that such communications were not solicitations as defined in Rule 14a-1(l)(1)(iii) of Regulation 14A.

2.  The letter to stockholders indicates that the participants "have decided to launch a 'withhold campaign' to ensure that, regardless of our litigation, stockholders have an opportunity to have their voices heard and send a clear message to Cano's Board and management at this year's Annual Meeting." To the extent that the legal effect of the authority being withheld is not measurable or reportable, please revise to remove the implication that shareholders' "voices" will still be "heard" when in fact execution of the participants' proxy card will not change the outcome of the vote or otherwise produce a reportable statistic. Notwithstanding the participants' reliance on Rule 14a-5(c), please advise us, with a view toward revised disclosure, whether the participants have described the legal effect of withholding authority and if it will be "counted" within the meaning of that term as used within Item 21(b) of Schedule 14A.

3.  The letter to shareholders includes the anticipated date by which the proxy statement and form of proxy will be distributed to shareholders. The proxy statement, as defined in Rule 14a-1(g) and codified at Rule 14a-101, does not reference a letter to shareholders. As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g).

4.  Please advise us why the form of proxy has not specified whether each of the matters upon which shareholders are being asked to vote has been proposed by the registrant. See Rule 14a-4(a)(3).

5.  Please advise us why the form of proxy does not state whether or not any matter is related to or conditioned on the approval of other matters. See Rule 14a-4(a)(3).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to Nicholas Panos at 202-551-3266.

Russel Leaf
Willkie Farr & Gllagher LLP
May 19, 2023
Page 3

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc:     Tariq Mundiya